NEWS RELEASE

Craigavon, Northern Ireland/Rockaway, NJ	6 August 2003

Galen Holdings PLC

Results for the third quarter ended 30 June 2003

Craigavon, Northern Ireland/Rockaway, New Jersey, USA - 6 August 2003: Galen Holdings PLC ("Galen") (LSE: GAL.L, Nasdaq: GALN), announces its results for the quarter ended 30 June 2003.

Financial Highlights
	Quarter ended 30 June 2003 ($ m)	Quarter ended 30 June 2002 ($ m)	Change (%)
Revenues

- Products	135.7	62.6	117%
- Services (Discontinued)	--	15.8	--
Total	135.7	78.4	73%

Operating profits*

- Products	61.7	24.1	156%
- Services (Discontinued)	--	1.8	--
Total	61.7	25.9	138%

Earnings per share*

Adjusted EPS (cents)	26.8	12.3	118%

*before amortisation of goodwill, intangibles and exceptional items

* Earnings per ordinary share, before amortisation of goodwill, intangible assets and exceptional items, including the exceptional gain on the sale of our Pharmaceutical Services business during 2002, increased to 26.8 cents, up 118% over the same quarter in the prior year.

* Total pharmaceutical product revenues increased by 117% to $135.7 million from $62.6 million reflecting strong underlying growth of 19% from our core promoted brands, Ovcon (R), Estrace (R) Cream and Doryx (R) (see table on page 4 for breakdown), the addition of Sarafem (R), the US sales and marketing rights of which were acquired in January 2003, and the addition of three products from Pfizer, Estrostep (R), Loestrin (R) and femhrt (R), acquired in March and April 2003.

* The results of the comparative quarter include the Pharmaceutical Services business, which was sold in the year ended 30 September 2002.

* Operating profit, before amortisation of goodwill and intangibles, rose to $61.7 million compared to $25.9 million in the same quarter last year, an increase of 138%.

* During the quarter, the business generated cash of $78.2 million. Cash on hand at 30 June 2003 was $107.8 million. During the quarter we purchased femhrt (R) for approximately $162 million. This transaction was financed from existing cash resources and the drawdown of $150 million in senior debt, part of a new $450 million facility put in place during the period. Net debt at 30 June 2003 was $289.2 million.

Business Highlights

* Entered into an agreement with Bristol Myers Squibb for the promotion of and option to purchase Dovonex (R).

* Licensed Dovobet (R) from LEO Pharma.

* Completed the acquisition of femhrt (R), hormone replacement therapy product from Pfizer.

* Launched Femring (R), our innovative vaginal ring for estrogen therapy, in the US.

* Initiated the deployment of the 140 person Warner Chilcott Specialty sales force.

Commenting on the results, Roger Boissonneault, Chief Executive said:

"This was truly an exceptional quarter. Recently acquired products performed well. More importantly, our core promoted brands continue to demonstrate growth and we are now in the launch phase for Femring (R), our first internally developed product approved in the US, supported by our 200 person Warner Chilcott Women's Healthcare sales force.

"The co-promotion of Dovonex (R) and the in-licensing of Dovobet (R) are particularly significant deals for us, producing opportunities for further growth and creating critical mass in our dermatology business".

For further information, please contact:
Galen Holdings PLC
David G. Kelly	Today:	+ 44 (0) 28 3833 4974

Financial Dynamics
Francetta Carr / Jonathan Birt	Tel:	+ 44 (0) 20 7831 3113

For further information on Galen visit: www. Galenplc.com

A conference call will take place today at 2pm U.K. time, 9am New York time. Please call Mo Noonan on 020 7269 7116, for further details.

Note:

Forward looking statements in this report, including, without limitation, statements relating to Galen's plans, strategies, objectives, expectations, intentions and adequacy of resources, are made pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Galen to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements. These factors include, among others, the following: Galen's ability to manage its growth, government regulation affecting the development, manufacture, marketing and sale of pharmaceutical products, customer acceptance of new products, competitive factors in the industries in which Galen operates, the loss of key senior management or scientific staff, exchange rate fluctuations, general economic and business conditions, and other factors described in filings of Galen with the SEC. Galen undertakes no obligation to publicly update or revise any forward looking statement, whether as a result of new information, future events or otherwise.

Commentary on the results of the 3rd Quarter to 30 June 2003

Sales & Marketing

The Group achieved significant growth in each of its key pharmaceutical products as illustrated by the table below.
Product/Group	3rd Quarter	% Growth over prior year Quarter	Year to Date	% Growth over prior Nine Months
Net Sales	$'M	%	$'M	%

Sarafem (R)	21.9	N/A	37.3	N/A
Ovcon (R)	15.5	18%	41.3	22%
Estrostep (R)	11.3	N/A	11.3	N/A
Loestrin (R)	16.7	N/A	16.7	N/A
femhrt (R)	9.1	N/A	9.1	N/A
Femring (R)	1.7	N/A	1.7	N/A
Estrace (R) Cream	11.7	15%	32.6	19%

Estrace (R) Tablets	6.0	12%	18.9	13%

Doryx (R)	12.7	24%	43.8	37%

Duricef (R) and Moisturel (R)	6.6	38%	18.2	N/A

Other US	2.1	-46%	6.8	-51%

Other UK and Ireland	17.7	21%	53.2	17%

International	2.7	N/A	2.7	N/A

TOTAL	135.7	117%	293.6	68%

For the quarter ended 30 June 2003 total product sales were $135.7 million, an increase of 117% over the same quarter last year. This significant growth was driven largely by the addition of recently acquired products which were not included in the comparable sales numbers for last year, as can be seen in the above table. However, revenues also grew strongly for existing products promoted by our sales force for which the comparable quarters sales are available, i.e. Ovcon (R), Estrace (R) Cream and Doryx (R), which showed combined growth of 19% over the same quarter last year.

With regard to the recently acquired products, this was the first quarter for which we recorded a full quarter's sales of Sarafem (R), which had sales of $21.9 million in the quarter. We are pleased with this result but note that, as anticipated, scrips of Sarafem (R) have been showing some recent decline. We fully expect that bringing the promotion of this product in-house will correct this trend.

This quarter included a full three months sales for Estrostep (R) and Loestrin (R), and approximately ten weeks sales for femhrt (R). We have added an international sales line which represents sales of these products outside the US, primarily in Canada and the UK.

We launched Femring (R) in June, our vaginal ring for estrogen therapy. We had initial stocking orders of approximately $1.7 million for this product. We are pleased with the performance to date but it is still too soon to predict any trend, particularly for a product which is prescribed for a 90-day period.

We now have our expanded sales force in place. Our 200 person Warner Chilcott Women's Healthcare sales force is responsible for the launch of Femring (R), as well as the promotion of femhrt (R) and Ovcon (R). Our new 140 person Warner Chilcott Specialty sales force has already started promoting Estrostep (R), the graduated estrogen oral contraceptive product recently acquired from Pfizer, and is also responsible for the promotion of Sarafem (R) and our dermatology products, Dovonex (R) and Doryx (R).

Margins

The gross margin for the quarter was 83% compared to 73% for the same period last year. This improvement is largely attributable to the disposal of the lower margin services businesses during the last financial year and as a result of a greater proportion of our sales being generated from our US business.

Selling, General and Administrative expenses were $42.2 million in the quarter, compared to $25.5 million in the same quarter last year. This increase is due primarily to increased selling, advertising and promotion costs being incurred as we expand our sales force and increase spending on promoting our broadened product offering. In particular we expensed over $6.0 million of costs this quarter associated with the launch of Femring (R) in the US.

Operating profit, before amortisation of goodwill and intangibles, was $61.7 million (45% margin) compared to $25.9 million (33% margin) in the same quarter last year. If the services contribution for last year is excluded, the operating margin from products showed an improvement to 45% (from 39%), and increased in dollar terms to $61.7 million from $24.1 million, a rise of 156%.

Research & Development

Total research and development costs were $8.7 million, compared to $6.0 million in the same quarter last year, an increase of 46%. This increase in costs reflects ongoing investment in our development pipeline.

During the quarter, clinical work continued on our oral estradiol acetate product (Femtrace (TM)), for the treatment of the symptoms of menopause, and our vaginal ring containing metronidazole (MetroRing (R)), for the treatment of bacterial vaginosis. We expect to submit New Drug Applications (NDA's) for Femtrace (TM) and for a Doryx (R) line extension by the end of our fourth quarter. We also continue to aim to submit MetroRing (TM) in the first half of calendar 2004.

Liquidity

During the quarter femhrt (R) was purchased for approximately $162 million. This transaction was financed from existing cash resources and the drawdown of $150 million in senior bank debt. Net debt at 30 June 2003 was $289.2 million being a combination of $347.4 million term loans; $49.6 million of senior notes less $107.8 million cash. On our balance sheet, $103.3 million of this debt is classified as falling due within one year.

Cash generated from operations during the quarter was very strong at $78.2 million. Strong continuing cashflow, now complemented by cash generated from sales of newly acquired products, helped to rebuild cash on hand to $108 million.

Adoption of US Dollar

As noted previously, we have adopted the US dollar as the functional currency for the Group for the year ending 30 September 2003. We therefore present this quarter's results in US dollars under UK generally accepted accounting principles (UK GAAP).

In addition, we have included our results in US dollars under US GAAP, as we have done in prior periods.

Outlook

We are pleased with this set of results and believe that the strategy of broadening our product offering in our core therapeutic areas provides great strength to our business as we enter our final quarter. We are confident that we will deliver adjusted earnings of approximately 80 cents per share for fiscal 2003.

We are in the process of deploying our new Specialty sales force and reviving the promotion of a number of recently acquired products. In addition, validation of the manufacturing process for new Ovcon (R) continues and we are advancing that product to final approval. We are cognisant of the fact that a generic version of Ovcon (R) may be introduced prior to the approval of this line extension. However, we believe that our fiscal 2004 performance will be in line with expectations.

Unaudited results for the period ended 30 June 2003

Consolidated profit and loss account - UK GAAP
	Unaudited Quarter ended 30 June		Unaudited Nine months ended 30 June		Audited Year ended 30 September
	2003	2002	2003	2002	2002
	$'000	$'000	$'000	$'000	$'000
Turnover
Pharmaceutical products	135,740	62,632	293,592	174,186	235,221
Pharmaceutical services - discontinued operations	-	15,747	-	57,986	61,325
Total turnover	135,740	78,379	293,592	232,172	296,546
Cost of sales	23,180	20,930	56,283	70,963	89,983
Gross profit	112,560	57,449	237,309	161,209	206,563
Net operating expenses
Selling, general and administrative expenses	42,171	25,514	95,065	73,237	81,433
Research and development	8,708	5,967	20,795	15,171	20,565
Goodwill amortisation	5,961	6,502	17,567	18,113	23,255
Intangibles amortisation	12,502	3,989	24,473	11,923	17,197
Total net operating expenses	69,342	41,972	157,900	118,444	142,450
Operating profit
Before amortisation of goodwill and intangibles:
Pharmaceutical products	61,681	24,124	121,449	62,358	94,690
Pharmaceutical services - discontinued operations	-	1,844	-	10,443	9,875
Total before goodwill and intangibles amortisation	61,681	25,968	121,449	72,801	104,565
Goodwill amortisation	(5,961)	(6,502)	(17,567)	(18,113)	(23,255)
Intangibles amortisation	(12,502)	(3,989)	(24,473)	(11,923)	(17,197)
Total operating profit
Pharmaceutical products	43,218	14,011	79,409	33,839	55,584
Pharmaceutical services - discontinued operations	-	1,466	-	8,926	8,529
	43,218	15,477	79,409	42,765	64,113
Gain on sale of discontinued operations	-	105,357	-	116,209	104,984
Investment income	165	2,442	2,862	7,043	10,894
Profit on ordinary activities before interest	43,383	123,276	82,271	166,017	179,991
Interest payable and similar charges	3,921	13,437	7,169	26,727	30,592
Profit on ordinary activities before taxation	39,462	109,839	75,102	139,290	149,399
Tax on profit on ordinary activities	8,752	1,781	15,065	8,314	13,461
Profit on ordinary activities after taxation	30,710	108,058	60,037	130,976	135,938
Minority interests	-	-	-	46	46
Profit for the financial period	30,710	108,058	60,037	130,930	135,892
Dividends	-	-	3,474	2,635	8,353
Retained profit for the period	30,710	108,058	56,563	128,295	127,539
Earnings per share (cents)	16.7	58.4	32.7	70.7	73.4
Diluted earnings per share (cents)	16.7	58.1	32.7	70.2	72.9
Adjusted earnings per share (cents)	26.8	12.3	55.6	31.8	47.8
Adjusted diluted earnings per share (cents)	26.7	12.3	55.4	31.7	47.5

Unaudited results for the period ended 30 June 2003

Consolidated balance sheet - UK GAAP

	Unaudited 30 June		Audited 30 September
	2003	2002	2002
	$'000	$'000	$'000
Fixed assets
Intangible assets	1,370,523	776,675	756,672
Tangible assets	64,362	61,292	60,840
	1,434,885	837,967	817,512
Current assets
Stocks	28,722	29,546	26,902
Debtors	70,494	43,021	37,260
Cash at bank and in hand	107,779	410,367	313,012
	206,995	482,934	377,174
Creditors: amounts falling due within one year	241,458	82,602	75,866
Net current (liabilities) / assets	(34,463)	400,332	301,308
Total assets less current liabilities	1,400,422	1,238,299	1,118,820
Creditors: amounts falling due after more than one year	293,774	174,103	50,953
Provisions for liabilities and charges	5,430	5,242	3,410
Deferred income	6,180	4,903	6,189
Net assets	1,095,038	1,054,051	1,058,268

Capital and reserves
Called up share capital	29,636	29,104	29,578
Share premium account	382,986	372,481	382,749
Capital redemption reserve	323	-	323
Merger reserve	457,800	445,649	457,800
Profit and loss account	224,293	206,817	187,818
Equity shareholders' funds	1,095,038	1,054,051	1,058,268

Unaudited results for the period ended 30 June 2003

Consolidated cash flow statement - UK GAAP
	Unaudited Quarter ended 30 June		Unaudited Nine months ended 30 June		Audited Year ended 30 September
	2003	2002	2003	2002	2002
	$'000	$'000	$'000	$'000	$'000
Net cash inflow from operating activities	78,196	25,686	137,124	65,293	93,451
Returns on investments and servicing of finance
Interest paid	(1,258)	(13,060)	(4,533)	(26,229)	(35,174)
Interest received	165	2,322	3,764	6,929	10,815
	(1,093)	(10,738)	(769)	(19,300)	(24,359)
Taxation
Corporation tax paid	(3,480)	(1,601)	(8,571)	(3,492)	(6,634)
Capital expenditure
Purchase of tangible fixed assets	(1,037)	(3,458)	(5,446)	(14,110)	(17,086)
Sale of tangible fixed assets	40	-	40	-	-
Purchase of intangible fixed assets	(164,725)	-	(667,643)	(42,863)	(43,694)
Government grant received	194	832	501	813	2,161
	(165,528)	(2,626)	(672,548)	(56,160)	(58,619)
Acquisitions and disposals
Sale of businesses (net of costs)	-	183,373	(324)	214,255	230,789
Acquisition costs and deferred consideration payments	-	-	-	(8,944)	(9,118)
	-	183,373	(324)	205,311	221,671
Equity dividends paid	-	-	(5,767)	(4,552)	(7,449)
Net cash flow before management of liquid resources and financing	(91,905)	194,094	(550,855)	187,100	218,061
Management of liquid resources
(Increase) / decrease in short term deposits	(63,000)	(98,606)	201,500	(55,764)	27,523
Financing
Issue of ordinary share capital (net of expenses)	274	31	295	133	247
Purchase of own shares	-	-	-	-	(11,813)
Loan notes repaid	-	(81,149)	-	(99,259)	(112,623)
Loans received / (repaid) (net)	149,405	(19,987)	345,603	(25,887)	(132,126)
Principal repayment under hire purchase agreements	(23)	(299)	(275)	(434)	(549)
	149,656	(101,404)	345,623	(125,447)	(256,864)
Increase / (decrease) in cash in the period	(5,249)	(5,916)	(3,732)	5,889	(11,280)

Unaudited results for the period ended 30 June 2003

Notes to results

1 Basis of preparation

The financial information for the quarterly and nine months periods ended 30 June 2003 and 2002, which is unaudited and does not constitute statutory accounts, has been prepared using accounting policies consistent with those set out in the group's 30 September 2002 statutory accounts.

The abridged financial information for the year ended 30 September 2002 has been extracted from the group's statutory accounts for that year, which have been filed with the Registrar of Companies. The report of the auditors on those accounts was unqualified.

  Earnings per share

Earnings per ordinary share is based on profit for the financial period and on the weighted average number of ordinary shares in issue during the period, excluding those held in the employee share trust. Diluted earnings per share is calculated using an adjusted number of shares reflecting the number of dilutive shares under option. Adjusted earnings per share figures reflecting the results from continuing operations before the impact of exceptional items and goodwill and intangibles amortisation have been calculated to provide shareholders with a clearer understanding of the underlying trading performance of the group (see below).

The weighted average numbers of shares used in the calculation of earnings per share are as follows:
	Quarter ended 30 June		Nine months ended 30 June		Year ended 30 September
	2003 Number	2002 Number	2003 Number	2002 Number	2002 Number
Weighted average number of shares:
Basic	183,472,269	185,181,122	183,462,609	185,177,622	185,244,963
Diluted	184,436,944	186,029,010	184,167,786	186,444,272	186,330,634

	Quarter ended 30 June		Nine months ended 30 June		Year ended 30 September
Adjusted earnings per share (cents)	2003	2002	2003	2002	2002
Earnings per ordinary share	16.7	58.4	32.7	70.7	73.4
Adjustments (net of tax):
Gain on sale of businesses	-	(56.9)	-	(61.6)	(54.5)
Goodwill and intangibles amortisation	10.1	5.7	22.9	16.2	21.8
Exceptional costs of notes redemption	-	5.1	-	6.5	7.1
Adjusted earnings per share - basic	26.8	12.3	55.6	31.8	47.8

Summary of differences between UK and US Generally Accepted Accounting Principles ("GAAP")

  Profit for the financial year and shareholders' funds

The group financial statements are prepared in accordance with UK GAAP which differs in certain significant respects from US GAAP. The effect of the US GAAP adjustments to profit for the financial period and equity shareholders' funds are set out in the tables below:

	9 months to 30 June
	2003	2002
	$'000	$'000
	Unaudited
(a) Reconciliation of profit for the financial year to US GAAP
Profit for the financial period under UK GAAP	60,037	130,930
US GAAP adjustments:
Amortisation of goodwill	17,567	17,544
Amortisation of intangibles	(3,238)	(764)
Depreciation of interest capitalised	(39)	(38)
Deferred taxation	(8,895)	(4,964)
Compensation expense	(242)	(243)
Deferred tax effect of US GAAP adjustments	330	322
US GAAP adjustments total	5,483	11,857
Profit for the financial period under US GAAP	65,520	142,787

	As at 30 June 2003	As at 30 September 2002
	$'000	$'000
	Unaudited
(b) Effect on equity shareholders' funds of differences between UK GAAP and US GAAP
Equity shareholders' funds under UK GAAP	1,095,038	1,058,268
US GAAP adjustments:
Acquisition accounting	(119,053)	(133,382)
Functional currency adjustment	21,906	-
Capitalisation of interest	2,515	2,554
Deferred taxation	(32,765)	(24,200)
Employee benefit trust	(11,479)	(11,153)
Share premium account	11,479	11,153
Dividends	3,474	5,767
US GAAP adjustments total	(123,923)	(149,261)
Equity shareholders' funds under US GAAP	971,115	909,007

Unaudited consolidated statement of operations - US GAAP

(In thousands of US dollars, except per share data)
	Quarter ended June 30		Nine months ended June 30
	2003	2002	2003	2002
	$'000	$'000	$'000	$'000
Revenues
Product revenue	135,740	62,632	293,592	174,186
Operating expenses
Cost of sales (excluding depreciation shown separately below)	22,055	11,772	53,018	35,736
Selling, general and administrative	41,818	19,779	94,069	57,895
Research and development	8,708	5,638	20,795	14,409
Depreciation	1,571	1,365	4,542	3,922
Amortisation	14,202	5,153	27,711	13,980
Total operating expenses	88,354	43,707	200,135	125,942
Operating income	47,386	18,925	93,457	48,244
Other income (expense)
Interest income	165	2,423	2,862	6,966
Interest expense	(3,921)	(13,813)	(7,169)	(25,827)
Total other income (expense)	(3,756)	(11,390)	(4,307)	(18,861)
Income before taxes	43,630	7,535	89,150	29,383
Provision for income taxes	12,747	1,335	23,630	7,898
Income from continuing operations	30,883	6,200	65,520	21,485
Discontinued operations:
Earnings from discontinued operations (net of tax charge of $607K)	-	1,443	-	7,255
Gain on disposal of discontinued operations (net of tax charge of $nil)	-	105,357	-	114,047
Net income	30,883	113,000	65,520	142,787
Basic and diluted net income per ordinary share:
- continuing operations	0.17	0.04	0.36	0.12
- earnings and gain on disposal of discontinued operations	-	0.57	-	0.65
Basic and diluted net income per ordinary share	0.17	0.61	0.36	0.77
Basic net income per ADS equivalent:
- continuing operations	0.67	0.16	1.43	0.46
- earnings and gain on disposal of discontinued operations	-	2.28	-	2.62
Basic net income per ADS equivalent	0.67	2.44	1.43	3.08
Diluted net income per ADS equivalent:
- continuing operations	0.67	0.16	1.42	0.46
- earnings and gain on disposal of discontinued operations	-	2.27	-	2.60
Diluted net income per ADS equivalent	0.67	2.43	1.42	3.06
Weighted average ordinary shares outstanding
Basic	183,472,269	185,181,122	183,462,609	185,177,622
Diluted	184,436,944	186,029,010	184,167,786	186,444,272
Weighted average ADS equivalents outstanding
Basic	45,868,067	46,295,280	45,865,652	46,294,405
Diluted	46,109,236	46,507,252	46,041,946	46,611,068

Unaudited consolidated balance sheets - US GAAP

(In thousands of US dollars)
	As at June 30	Audited As at September 30
	2003	2002
	$'000	$'000
Assets
Current assets:
Cash and cash equivalents	107,779	313,012
Accounts receivable, net	59,040	32,869
Inventories	28,722	26,902
Deferred tax asset	7,590	7,718
Prepaid expense and other assets	11,459	4,397
	214,590	384,898
Property, plant and equipment, net	66,877	63,394
Intangible assets, net	1,359,543	623,939
Total assets	1,641,010	1,072,231
Liabilities
Current liabilities:
Accounts payable	16,913	14,007
Accrued and other liabilities	101,613	44,053
Current instalments of long-term debt	102,977	616
Current instalments of obligation under capital leases	282	392
Income taxes	16,218	11,052
Total current liabilities	238,003	70,120
Other liabilities:
Long-term debt, excluding current instalments	293,747	50,729
Long-term obligations under capital leases, excluding current instalments	27	224
Deferred income taxes	131,938	35,962
Other non-current liabilities	6,180	6,189
Total liabilities	669,895	163,224
Shareholders' equity
Ordinary shares, par value (pounds sterling) 0.10 per share; 250,000,000 (September 30, 2002;250,000,000) shares authorised, 188,164,443 shares issued and outstanding at June 30 2003 and 187,805,263 issued and outstanding at September 30, 2002	30,039	29,981
Additional paid in capital	677,895	677,417
Retained earnings	251,559	191,806
Treasury stock	(23,893)	(23,893)
Accumulated other comprehensive income	35,515	33,696
Total shareholders' equity	971,115	909,007
Total liabilities and shareholders' equity	1,641,010	1,072,231

Unaudited consolidated statements of cash flows - US GAAP

(In thousands of US dollars)
	Quarter ended 30 June		Nine months ended 30 June
	2003	2002	2003	2002
	$'000	$'000	$'000	$'000
Cash flows from operating activities
Net income	30,883	113,000	65,520	142,787
Adjustment to reconcile net income to net cash provided by operating activities:
Depreciation	1,571	2,225	4,542	7,188
Amortisation of intangibles	14,202	5,153	27,711	13,980
Profit on sale of business	-	(105,357)	-	(116,210)
Amortisation of government grants	(324)	(337)	(830)	(1,329)
Changes in assets and liabilities:
Increase in accounts receivable, prepaid expense and other assets	(16,506)	(4,198)	(31,461)	(13,592)
Increase in inventories	(2,583)	(3,188)	(1,820)	(5,348)
Increase in accounts payable, accrued liabilities and other liabilities	36,437	9,984	49,348	13,321
Income taxes	9,143	10,590	15,042	13,226
Foreign exchange (loss)/gain	715	(1,259)	(353)	2,011
Net cash provided by operating activities	73,538	26,613	127,699	56,034

Cash flows from investing activities
Purchase of tangible fixed assets	(1,037)	(3,919)	(5,446)	(14,445)
Sale of tangible fixed assets	40	-	40	-
Purchase of intangible fixed assets	(164,725)	(5,700)	(667,643)	(47,737)
Government grants received	194	832	501	832
Proceeds from sale of businesses (net of costs)	-	180,368	(324)	216,126
Deferred consideration and acquisition costs	-	-	-	(8,772)
Net cash (used in)/provided by investing activities	(165,528)	171,581	(672,872)	146,004
Cash flows from financing activities
Long term debt (repaid)/obtained	149,405	(17,447)	345,603	(26,229)
Loan notes repaid	-	(79,100)	-	(99,100)
Payments under capital leases	(23)	(132)	(275)	(445)
Cash dividends paid	-	-	(5,767)	132
Proceeds from share capital issue (net of expenses)	274	31	295	(4,465)
Net cash provided by/(used in) financing activities	149,656	(96,648)	339,856	(130,107)

Net increase/(decrease) in cash and cash equivalents	57,666	101,546	(205,317)	71,931
Cash and cash equivalents, beginning of period	50,029	290,215	313,012	326,076
Foreign exchange adjustment on cash and cash equivalents	84	18,606	84	12,360
Cash and cash equivalents, end of period	107,779	410,367	107,779	410,367